July 2, 2013

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stephen Krikorian, Accounting Branch Chief

RE: EarthLink, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 20, 2013

Form 10-Q for the Quarterly Period Ended March 31, 2013

Filed May 7, 2013

File No. 001-15605

Dear Mr. Krikorian:

Set forth below are the responses of EarthLink, Inc. ("EarthLink") to the comments of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission ("SEC") contained in its comment letter dated June 25, 2013 (the "Commission Comment Letter"). When used in this letter, the "Company," "we," "us" and "our" refer to EarthLink.

For convenience of reference, each Staff comment is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Commission Comment Letter and is followed by the corresponding response of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2012

Notes to the Consolidated Financial Statements

Note 14. Income Taxes, page 89

  You indicate that the federal net operating losses begin to expire in 2019 and the state net operating losses started to expire in 2012. Tell us what consideration you gave to providing more complete information regarding the expiration of your net operating losses. In this regard, we note your disclosure of an uncertainty related to significant amounts expiring prior to benefiting the Company. Consider disclosing the amounts of net operating losses that will expire in each year. Refer to ASC 740-10-50-3(a). In addition, in your discussion of critical accounting policies and estimates for income taxes, tell us what consideration you gave to addressing the implications of the uncertainties related to the utilization of net operating losses associated with the Section 382 limitations and their expiration dates. Refer to Section V of SEC Release 33-8350, Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

  Response:

  We acknowledge the Staff's comment concerning more complete information regarding the expiration of net operating losses. In accordance with ASC 275, at each reporting period we consider the need to disclose potential tax risks and uncertainties that may materially alter or impact our effective tax rate, overall tax provision and financial statements. Further, we evaluate net operating losses that we anticipate may expire unutilized within their prescribed carryforward periods. To date, the expected amount of net operating losses that may expire unutilized have been immaterial and therefore additional disclosure has been deemed unnecessary. In this regard, we note that no amounts of federal net operating losses are expiring in the near term and we expect to fully utilize our federal net operating losses before expiration. We also note that the state net operating losses expiring in the near term are $141,000, $87,000, $115,000 and $600,000 in fiscal years 2012, 2013, 2014 and 2015, respectively. We will continue to monitor our facts and circumstances each reporting period. If a material impact is expected in future filings, we will modify our disclosure to include the amounts of net operating losses that will expire each year.

  In response to the Staff's comments concerning the implications of the uncertainties related to the utilization of net operating losses associated with the Section 382 limitations, we note that uncertainty related to the utilization of net operating losses associated with Section 382 limitations and their expiration dates is initially considered at the time the net operating losses subject to Section 382 limitations are acquired. Our accounting policy is to not recognize deferred tax assets and corresponding valuation allowances in our financial statements for net operating losses we expect to expire as a result of Section 382 limitations. Therefore, the amount of deferred tax assets related to net operating losses disclosed in the financial statements only represents those attributes that we expect to utilize prior to expiration. In future filings, in accordance with Section V of SEC Release 33-8350, we will modify the critical accounting policies and estimates disclosure for income taxes to more clearly describe the impact Section 382 has on the realizability of our net operating losses and associated deferred tax assets.

  Form 10-Q for the Quarterly Period Ended March 31, 2013

  Notes to the Condensed Consolidated Financial Statements

  Note 16. Condensed Consolidating Financial Information, page 21

  It appears that you have included certain items in addition to eliminations in the Consolidations & Eliminations column. Tell us what the "consolidations" amounts represent and what consideration was given to including these items within the applicable subsidiary columns to the extent that push down would be required or permitted in separate financial statements of the subsidiaries. For example, explain what consideration was given to allocating the goodwill impairment to the applicable guarantor and non-guarantor subsidiaries. Tell us what consideration was given to disclosing the nature of amounts included in this column. Refer to Rule 3-10(i) of Regulation S-X for instructions in the preparation of condensed consolidating financial information.

Response:

We acknowledge the Staff's comment. The "consolidations" amounts in the Consolidations & Eliminations column represent amounts for goodwill impairment and income taxes that are not required or permitted in the separate financial statements of the subsidiaries.

Per ASC 350-20-35-48, subsidiary goodwill shall be tested for impairment at the subsidiary level using the subsidiary's reporting units. If the subsidiary is required to recognize a goodwill impairment in its stand-alone financial statements, that impairment is not recognized in the parent company's financial statements. Similarly, a goodwill impairment loss recognized by a parent is not "pushed down" to the subsidiary. Accordingly, we performed our interim goodwill impairment test at a consolidated level, which is based on our reporting units, and at the stand-alone subsidiary level. The consolidated interim goodwill impairment test resulted in a $256.7 million goodwill impairment charge in our Business Services reporting unit. There is no Business Services goodwill at our Parent company, so the amount of the goodwill impairment charge was reported in the Consolidations & Eliminations column. As further described below, separate goodwill impairment tests were performed at the subsidiary level to determine if the goodwill impairment needed to be allocated to the applicable guarantor and non-guarantor subsidiaries.

The subsidiaries that comprise the Non-Guarantor Subsidiaries column include the consolidated financial information of our wholly-owned subsidiary, ITC^DeltaCom, Inc. and its subsidiaries. As of March 31, 2013, ITC^DeltaCom, Inc. was required to prepare and file separate, stand-alone consolidated financial statements on Form 10-Q. Accordingly, we separately completed a goodwill impairment test on the consolidated financial statements of ITC^DeltaCom, Inc. as of March 31, 2013 and concluded that no goodwill impairment resulted in their stand-alone financial statements. Because the interim goodwill impairment test for our Non-Guarantor subsidiaries did not result in a goodwill impairment charge in the stand-alone financial statements, we did not present any of the goodwill impairment charge of our Business Services reporting unit in the Non-Guarantor subsidiaries column.

The subsidiaries that comprise the Guarantor Subsidiaries column were not required to file separate, stand-alone financial statements on Form 10-Q. However, we separately conduct a goodwill impairment test on the consolidated financial statements of our Guarantor subsidiaries. As disclosed in Note 7 of our Form 10-Q for the Quarterly Period Ended March 31, 2013, we were still finalizing the interim goodwill impairment test as of the date of our Form 10-Q filing. This included an assessment for our Guarantor subsidiaries to determine if any of the consolidated goodwill impairment charge needs to be reflected in the Guarantor Subsidiaries column. If the goodwill impairment test for our Guarantor subsidiaries results in a goodwill impairment charge, we will adjust the amount of the consolidated goodwill impairment charge reflected in both the Consolidations and Eliminations column and the Guarantor Subsidiaries column in a subsequent interim period in accordance with ASC 350-20-35-19.

Per ASC 740, we determined that it is not necessary to report a valuation allowance for deferred tax assets on a consolidated basis at the Parent level but it is necessary to report an allowance in the separate financials of our acquired subsidiaries. The differences in the measurement of deferred taxes in the separate financial statements of our Guarantor and Non-Guarantor subsidiaries were reported in the Consolidations & Eliminations column.

In future filings, we will modify the disclosure to include a discussion of the nature of the amounts for goodwill impairment and income taxes included in the Consolidations & Eliminations column.

* * *

In connection with the Company's response to the comments of the Staff set forth herein, the Company acknowledges the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If there is any additional information that we might provide to assist the Staff's review, please call me at (404) 748-6287 or our outside counsel David Carter at (804) 697-1253.

Sincerely,

/s/ Bradley A. Ferguson

Bradley A. Ferguson

Chief Financial Officer

cc: Melissa Walsh, Securities and Exchange Commission, Staff Accountant

Samuel R. DeSimone, Jr., EarthLink, Inc., General Counsel

David Carter, Troutman Sanders LLP